02018819

3-21-02



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-18148

RECEIVED MAR 06 2002

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: South Texas Securities Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13027 Taylorcrest, P O Box 79626
(No. and Street)

Houston (City) TX (State) 77279-9626 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Hartung 713-464-0202
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harold N May & Co, P.C.
(Name — *if individual, state last, first, middle name*)

Suite 1440 440 Louisiana (Address) Houston (City) TX (State) 77002 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-22-02

SEC 1410 (3-91)

# OATH OR AFFIRMATION

I, Frank E. Hartung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of South Texas Securities Co., as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, ~~except as follows:~~ x

Frank E Hartung

Signature

Partner

Title

Nancy Gracia

Notary Public

NANCY GRACIA
MY COMMISSION EXPIRES
December 28, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DECEMBER 31, 2001 STATEMENT OF FINANCIAL CONDITION
SOUTH TEXAS SECURITIES CO. (A PARTNERSHIP)

| | |
|---|---|
| ASSETS: | |
| Cash | $ 3,153 |
| Securities | 3,580 |
| Total Assets | $ 6,733 |
| | ======= |
| PARTNERS' CAPITAL | 6,733 |
| TOTAL LIABILITIES AND PARTNERS' CAPITAL | $ 6,733 |
| | ======= |

**Note 1:** Accounting Policies. Security Transactions are recorded on settlement dates. Securities are valued at market. No provision has been made for federal income taxes, as each partner is responsible individually for applicable taxes.

**Note 2:** The Company's net capital and net capital requirement under SEC Rule 15c3-1 were $6,098 and $5,000 respectively.

HAROLD N. MAY & CO., P.C.
P.O. BOX 70245
HOUSTON, TEXAS 77270-0245

South Texas Securities Co., Houston, Texas

We have examined the statement of financial condition of South Texas Securities Co. (a partnership) as of December 31, 2001. Our examination was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures as we deemed necessary in the circumstances.

In our opinion, the statement of financial condition fairly presents the financial position of South Texas Securities Co. as of December 31, 2001, in accordance with generally accepted accounting principles consistently applied.

Harold N. May

HAROLD N. MAY
Certified Public Accountant
February 25, 2002

A copy of the Statement of Financial Condition of the most recent annual examination report of South Texas Securities Co. pursuant to S.E.C. Rule 17a-5 is available for examination at the office of the Company and at the regional office of the S.E.C., Fort Worth, Texas.

# Regulation Application

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Part IIA
17a-5(a)
Quarterly
December
2001

User Id: HartungF | SOUTH TEXAS SECURITIES CO. | Firm Id: 4029

Validated

X Validation Results

Errors - 0
Warnings - 0

Cover
Assets
Liabilities
Income
Exemptive Provision
Net Capital
Subordinated Agreements
Statement of Changes

## ASSETS

Consolidated [0198] Unconsolidated (selected) [0199]

| | | Allowable | Non-Allowable | Total |
|---|---|---|---|---|
| 1. | Cash | 3,153 [0200] | | 3,153 [0750] |
| 2. | Receivables from brokers or dealers: | | | |
| | A. Clearance account | [0295] | | |
| | B. Other | [0300] | [0550] | 0 [0810] |
| 3. | Receivables from non-customers | [0355] | [0600] | 0 [0830] |
| 4. | Securities and spot commodities owned, at market value: | | | |
| | A. Exempted securities | [0418] | | |
| | B. Debt securities | [0419] | | |
| | C. Options | [0420] | | |
| | D. Other securities | 3,580 [0424] | | |
| | E. Spot commodities | [0430] | | 3,580 [0850] |
| 5. | Securities and/or other investments not readily marketable: | | | |
| | A. At cost [0130] | | | |
| | B. At estimated fair value | [0440] | [0610] | 0 [0860] |
| 6. | Securities borrowed under subordination | | | 0 [0860] |

| | | | | |
|---|---|---|---|---|
| | under subordination agreements and partners' individual and capital securities accounts, at market value: | [0460] | [0630] | [0880] |
| | A. Exempted securities [0150] | | | |
| | B. Other securities [0160] | | | |
| 7. | Secured demand notes market value of collateral: | [0470] | [0640] | 0 [0890] |
| | A. Exempted securities [0170] | | | |
| | B. Other securities [0180] | | | |
| 8. | Memberships in exchanges: | | | |
| | A. Owned, at market [0190] | | | |
| | B. Owned, at cost | | [0650] | |
| | C. Contributed for use of the company, at market value | | [0660] | 0 [0900] |
| 9. | Investment in and receivables from affiliates, subsidiaries and associated partnerships | [0480] | [0670] | 0 [0910] |
| 10. | Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | [0490] | [0680] | 0 [0920] |
| | | | | 0 |

| | | | | |
|---|---|---|---|---|
| 11. | Other assets | + [0535] | + [0735] | 0 [0930] |
| 12. | **TOTAL ASSETS** | 6,733 [0540] | 0 [0740] | 6,733 [0940] |

Next Section

[Cover] [Assets] [Liabilities] [Income] [Exemptive Provisions] [Net Capital] [Scheduled Withdrawals] [Statement of Changes]
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# Regulation Application

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Part IIA
17a-5(a)
Quarterly
December
2001

User Id: HartungF | SOUTH TEXAS SECURITIES CO. | Firm Id: 4029

Validated
[X] Validation Results
Errors - 0
Warnings - 0

Cover
Assets
Liabilities
Income
Exemptive Provision
Net Capital
Scheduled Withdrawals
Statement of Changes

## LIABILITIES AND OWNERSHIP EQUITY

| | Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|---|
| 13. | Bank loans payable | [1045] | [1255] | 0 [1470] |
| 14. | Payable to brokers or dealers: | | | |
| | A. Clearance account | [1114] | [1315] | 0 [1560] |
| | B. Other | [1115] | [1305] | 0 [1540] |
| 15. | Payable to non-customers | [1155] | [1355] | 0 [1610] |
| 16. | Securities sold not yet purchased, at market value | | [1360] | 0 [1620] |
| 17. | Accounts payable, accrued liabilities, expenses and other | [1205] | [1385] | 0 [1685] |
| 18. | Notes and mortgages payable: | | | |
| | A. Unsecured | [1210] | | 0 [1690] |
| | B. Secured | [1211] | [1390] | 0 [1700] |
| 19. | Liabilities subordinated to claims of general creditors: | | | |
| | A. Cash borrowings: | | [1400] | 0 [1710] |
| | 1. from outsiders [0970] | | | |
| | 2. Includes equity subordination (15c3-1(d)) of [0980] | | | |
| | B. Securities borrowings, at market value: | | | 0 |

| | | | |
|---|---|---|---|
| from outsiders | | [1410] | [1720] |
| [0990] | | | |
| C. Pursuant to secured demand note collateral agreements: | | [1420] | 0 [1730] |
| 1. from outsiders [1000] | | | |
| 2. Includes equity subordination (15c3-1(d)) of [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value | | [1430] | 0 [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | [1220] | [1440] | 0 [1750] |
| 20. TOTAL LIABLITIES | 0 [1230] | 0 [1450] | 0 [1760] |

## Ownership Equity

| | | Total |
|---|---|---|
| 21. Sole proprietorship | | [1770] |
| 22. Partnership (limited partners [1020] ) | | 6,733 [1780] |
| 23. Corporations: | | |
| A. Preferred stock | | [1791] |
| B. Common stock | | [1792] |
| C. Additional paid-in capital | | [1793] |
| D. Retained earnings | | [1794] |

| | | |
|---|---|---|
| E. | Total | 0 [1795] |
| F. | Less capital stock in treasury | [1796] |
| 24. | **TOTAL OWNERSHIP EQUITY** | 6,733 [1800] |
| 25. | **TOTAL LIABILITIES AND OWNERSHIP EQUITY** | 6,733 [1810] |

Next Section

[Cover] [Assets] [Liabilities] [Income] [Exemptive Provisions] [Net Capital] [Scheduled Withdrawals] [Statement of Changes]
[Close Form] [Calculate] [Validate] [Submit] [Download] [Print Preview] [Help]